Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-139506
333-139506-01

Prospectus Supplement No. 8
(To Prospectus Dated December 20, 2006)

CORE LABORATORIES LP	CORE LABORATORIES N.V.

$300,000,000

0.25% SENIOR EXCHANGEABLE NOTES DUE 2011

GUARANTEED BY CORE LABORATORIES N.V.

AND UP To 3,165,990 Common Shares

ISSUABLE UPON EXCHANGE OF THE NOTES

This prospectus supplement, which supplements the prospectus filed by Core Laboratories LP (the "Company") and Core Laboratories N.V. ("Core Lab") on December 20, 2006, as supplemented on December 22, 2006, January 10, 2007, January 29, 2007, February 9, 2007, February 16, 2007, February 28, 2007 and March 7, 2007, will be used by selling security holders to resell the notes and the common shares issuable upon the exchange of the notes. You should read this prospectus supplement in conjunction with the related prospectus which is to be delivered by selling security holders to prospective purchasers along with this prospectus supplement.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

You should read and rely only on the information contained in the prospectus supplements and the related prospectus, together with those documents incorporated by reference, as described on page 52 of the prospectus under "Incorporation of Certain Documents By Reference." Neither the Company, Core Lab nor any selling security holder has authorized any person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. The selling security holders are offering to sell, and are seeking offers to buy, the securities only in jurisdictions where offers and sales are permitted. Neither this prospectus supplement nor the related prospectus, as previously supplemented, constitutes an offer to sell, or a solicitation of an offer to buy, any securities by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. You should not assume that the information contained in this prospectus supplement or the related prospectus, as previously supplemented, is accurate as of any date other than the date on the front cover of the respective document.

Investing in the notes or Core Lab's common shares issuable upon exchange of the notes involves risks. See "Risk Factors," beginning on page 5 of the related prospectus.

The date of this prospectus supplement is April 10, 2007.

The information set forth in the following table modifies and supplements the information set forth in the table appearing under the heading "Selling Security Holders" in the related prospectus. The information is based on information provided to the Company and Core Lab by or on behalf of the selling security holders on or prior to April 10, 2007 and has not been independently verified by the Company and Core Lab. Since the date on which each selling security holder identified below provided this information, any of these selling security holders may have sold, transferred or otherwise disposed of all or a portion of its securities in transactions exempt from the registration requirements of the Securities Act or pursuant to the prospectus to which this prospectus supplement relates. The selling security holders may from time to time offer and sell pursuant to the prospectus or supplements thereto any or all of the securities. Because the selling security holders are not obligated to sell securities, the Company cannot estimate the amount of the notes or how many of Core Lab's common shares the selling security holders will hold upon consummation of any such sales. Information about other selling security holders, if any, will be provided in one or more prospectus supplements or post-effective amendments to the registration statement of which the prospectus is a part.

	Amount of Notes Beneficially Owned ($)	Percentage of Notes Beneficially Owned	Amount of Notes to Be Sold ($)(1)	Number of Common Shares Beneficially Owned(2)(3)	Number of Common Shares That May Be Sold(1)(3)	Number of Common Shares Upon Completion of Offering(1)
DBAG London (4) (5)	$ 20,143,000	6.71%	$ 20,143,000	212,575	212,575	0
GLG Market Neutral Fund (6)	$ 10,000,000	3.33%	$ 10,000,000	105,533	105,533	0

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(1) Because a selling security holder may sell all or a portion of the notes and common shares issuable upon exchange of the notes pursuant to this prospectus, an estimate cannot be given as to the number or percentage of notes and common shares that the selling security holder will hold upon termination of any sales. The information presented assumes that all of the selling security holders will fully exchange the notes for cash and Core Lab common shares and that the selling security holders will sell all Core Lab common shares that they received pursuant to such exchange.

(2) Includes Core Lab common shares issuable upon exchange of the notes and open short positions in the Core Lab common shares.

(3) The number of Core Lab common shares issuable upon exchange of the notes is calculated assuming the conversion of the full amount of notes held by such holder at the initial exchange price of $94.76 per share, which equals an initial exchange rate of 10.5533 shares per $1,000 principal amount of the notes. This exchange price is subject to adjustment as described under "Description of Notes - Exchange Rights - Exchange Rate Adjustments." Accordingly, the number of Core Lab common shares to be sold may increase or decrease from time to time. Fractional shares will not be issued upon exchange of the notes. Cash will be paid instead of fractional shares, if any.

(4) The selling security holder is an affiliate of a broker-dealer.

(5) DBAG London has indicated that Patrick Corrigan exercises voting and investment power over the notes and common stock issuable upon the conversion of the notes held by such selling security holder.

(6) GLG Market Neutral Fund is a publicly owned company listed on the Irish Stock Exchange. GLG Partners LP, an English limited partnership, acts as the investment manager of the fund and has voting and dispositive power over the notes and common stock issuable upon the conversion of the notes held by the fund. The general partner of GLG Partners LP is GLG Partners Limited, an English limited company. The shareholders of GLG Partners Limited are Noam Gottesman, Pierre Lagrange, Jonathan Green, Philippe Jabre and Lehman Brothers (Cayman) Limited, a subsidiary of Lehman Brothers Holdings, Inc., a publicly-held entity. The managing directors of GLG Partners are Noam Gottesman, Pierre Lagrange and Emmanual Roman and, as a result, each has voting and dispositive power over the notes and common stock issuable upon the conversion of the notes held by the fund. GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange and Emmanual Roman disclaim beneficial ownership of the notes and common stock issuable upon the conversion of the notes held by the Fund, except for their pecuniary interest therein.

Selling security holders who are registered broker-dealers are "underwriters" within the meaning of the Securities Act of 1933. In addition, selling security holders who are affiliates of registered broker-dealers are "underwriters" within the meaning of the Securities Act of 1933 if such selling security holder (a) did not acquire its notes or underlying common stock in the ordinary course of business or (b) had an agreement or understanding, directly or indirectly, with any person to distribute the notes or underlying common stock. To our knowledge, no selling security holder who is a registered broker-dealer or an affiliate of a registered broker-dealer received any securities as underwriting compensation.

PLAN OF DISTRIBUTION

The selling security holders and their successors, which term includes their transferees, pledgees or donees or their successors may sell the notes and the underlying Core Lab common shares directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling security holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

Core Lab's common shares may be sold in one or more transactions at:

-	fixed prices;

-	prevailing market prices at the time of sale;

-	prices related to the prevailing market prices;

-	varying prices determined at the time of sale; or

-	negotiated prices.

These sales may be effected in transactions:

-	on any national securities exchange or quotation service on which Core Lab's common shares may be listed or quoted at the time of sale, including the NYSE;

-	in the over-the-counter market;

-	otherwise than on such exchanges or services or in the over-the-counter market;

-	through the writing of options, whether the options are listed on an options exchange or otherwise; or

-	through the settlement of short sales.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

In connection with the sale of the notes and the underlying Core Lab common shares or otherwise, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of Core Lab's common shares in the course of hedging the positions they assume with selling security holders. The selling security holders may also sell the notes and the underlying Core Lab common shares short and deliver these securities to close out such short positions, or loan or pledge the notes or the underlying Core Lab common shares to broker-dealers that in turn may sell these securities.

The aggregate proceeds to the selling security holders from the sale of the notes or the underlying Core Lab common shares offered by them hereby will be the purchase price of the notes or Core Lab common shares less discounts and commissions, if any. Each of the selling security holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Core Lab's common shares to be made directly or through agents. We will not receive any of the proceeds from this offering.

The outstanding Core Lab common shares are listed for trading on the NYSE. We do not intend to list the notes for trading on any national securities exchange or on the NYSE and can give no assurance about the development of any trading market for the notes.

In order to comply with the securities laws of some states, if applicable, the notes and the underlying Core Lab common shares may be sold in these jurisdictions only through registered or licensed brokers or dealers.

The selling security holders and any underwriters, broker-dealers or agents who participate in the distribution of the notes and the common stock issuable upon conversion of the notes may be "underwriters" within the meaning of the Securities Act of 1933, as amended, or the Securities Act. To the extent any of the selling security holders are broker-dealers, they are, under the interpretation of the SEC, "underwriters" within the meaning of the Securities Act. The following selling security holder has represented to us it is a broker-dealer or an affiliate of a broker-dealer: DBAG London. Profits on the sale of the notes and the underlying Core Lab common shares by selling security holders and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Selling security holders who are deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. To the extent the selling security holders may be deemed to be "underwriters," they may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

The selling security holders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder. Regulation M of the Exchange Act may limit the timing of purchases and sales of any of the securities by the selling security holders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. The selling security holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

A selling security holder may decide not to sell any notes or the underlying Core Lab common shares described in this prospectus. We cannot assure holders that any selling security holder will use this prospectus to sell any or all of the notes or the underlying Core Lab common shares. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. In addition, a selling security holder may transfer, devise or gift the notes and the underlying Core Lab common shares by other means not described in this prospectus.

With respect to a particular offering of the notes and the underlying common stock, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:

-	the specific notes or Core Lab common shares to be offered and sold;

-	the names of the selling security holders;

-	the respective purchase prices and public offering prices and other material terms of the offering;

-	the names of any participating agents, broker-dealers or underwriters; and

-	any applicable commissions, discounts, concessions and other items constituting, compensation from the selling security holders.

We entered into the registration rights agreement for the benefit of holders of the notes to register their notes and the underlying Core Lab common shares under applicable federal and state securities laws under certain circumstances and at certain times. The registration rights agreement provides that the selling security holders and we and Core Lab will indemnify each other and their respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the underlying Core Lab common shares, including liabilities under the Securities Act, or will be entitled to contribution in connection with those liabilities. We will pay all of our expenses and specified expenses incurred by the selling security holders incidental to the registration, offering and sale of the notes and the underlying Core Lab common shares to the public, but each selling security holder will be responsible for payment of commissions, concessions, fees and discounts of underwriters, broker-dealers and agents.